Cboe

July 8, 2020

Via Federal Express

Ms. Jeanette Marshall
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-0001

Re: ***Cboe EDGA Exchange, Inc.***
Form 1 Amendment

Dear Ms. Marshall:

On behalf of Cboe EDGA Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit C (updated to reflect list of Directors and Committee Members);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit C currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 2:00pm on 07/08/20

Enclosures

[1] See Attachment for a comprehensive list of updates to Exhibit C

Attachment

Summary of changes made to Exhibit C:

- New entity European Central Counterparty N.V. (aka EuroCCP) was acquired

***Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.**

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **07/08/20**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe EDGA Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

20012299

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Associate General Counsel, Cboe EDGA Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 07/08/20 (MM/DD/YY) Cboe EDGA Exchange, Inc. (Name of Applicant)

By: Kyle Murray [signature executed at 2:00pm on 07/08/20] (Signature) Kyle Murray, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A. Bats Global Markets Holdings, Inc.

1. *Name*: Bats Global Markets Holdings, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Bats Global Markets Holdings, Inc. Bats Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jen Browning (Vice President)
   - Jill Griebenow (Vice President)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. <u>Direct Edge LLC</u>

1. *Name*: Direct Edge LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. Copy of existing by-laws or corresponding rules or instruments: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - None

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. <u>Cboe BZX Exchange, Inc.</u>

1. *Name*: Cboe BZX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BZX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Eric Crampton (SVP, CTO)
   - Gina DeRaimo (VP, Derivatives Institute)
   - John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)

- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

Standing Committees

Executive Committee

- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe

- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. Cboe BYX Exchange, Inc.

1. *Name*: Cboe BYX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Eric Crampton (SVP, CTO)
   - Gina DeRaimo (VP, Derivatives Institute)
   - John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)

- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

<u>Standing Committees</u>

<u>Executive Committee</u>
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe

- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

E. Cboe EDGX Exchange, Inc.

1. *Name*: Cboe EDGX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Eric Crampton (SVP, CTO)
   - Gina DeRaimo (VP, Derivatives Institute)
   - John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)

- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

Standing Committees

Executive Committee

- Ed Tilly
- Bruce Andrews
- Kevin Murphy

- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F. Cboe Exchange, Inc.

1. *Name*: Cboe Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), February 8, 1972.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Eric Crampton (SVP, CTO)
   - Gina DeRaimo (VP, Derivatives Institute)
   - John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
   - Laura Dickman (VP, Associate General Counsel)

- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

Standing Committees

Executive Committee

- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe

- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

Indemnity Committee

- Ed Tilly

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. Cboe C2 Exchange, Inc.

1. *Name*: Cboe C2 Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21, 2009.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Eric Crampton (SVP, CTO)
   - Gina DeRaimo (VP, Derivatives Institute)
   - John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)

- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

Standing Committees

Executive Committee

- Ed Tilly
- Bruce Andrews
- Kevin Murphy

- David Roscoe
- Jill Sommers
- Scott Wagner

<u>Regulatory Oversight Committee</u>

- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. Cboe Trading, Inc.

1. *Name*: Cboe Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Cboe Trading, Inc. provides routing of orders from the Exchange Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson
   - Brian Schell

   Current Officers
   - Jackie Hancock (FINOP, Treasurer)
   - Bryan Upp (Chief Compliance Officer)
   - Troy Yeazel (President)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is an intermediate holding company of Cboe Worldwide Holdings Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. Cboe FX Holdings, LLC

1. *Name*: Cboe FX Holdings, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4. *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - None

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Bryan Harkins (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. Cboe FX Markets, LLC

1. *Name*: Cboe FX Markets, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4. *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Eric Crampton (SVP, CTO)
   - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
   - James Enstrom (SVP, Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Jackie Hancock (VP, Controller)
   - Bryan Harkins (EVP, Head of Markets Division)
   - Greg Hoogasian (SVP, Chief Regulatory Officer)
   - Chris Isaacson (EVP)
   - Stephanie Marrin Lara (Deputy Chief Regulatory Officer)
   - Andrew Lowenthal (EVP, International Expansion)
   - Brian Schell (EVP, CFO and Treasurer)
   - J. Patrick Sexton (EVP, General Counsel, and Secretary)

- Lisa Shemie (VP, Associate General Counsel and Cboe FX Chief Legal Officer)
- Jonathan Weinberg (Vice President, Head of FX)
- Aaron Weissenfluh (VP, CISO)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L. Cboe FX Services, LLC

1. *Name*: Cboe FX Services, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4. *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Bryan Harkins (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

M. <u>Cboe FX Europe Limited</u>

1. *Name*: Cboe FX Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Dave Howson

   <u>Current Officers</u>
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. Cboe FX Asia Pte. Limited

1. *Name*: Cboe FX Asia Pte. Limited
   Address: 16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited is wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Asia Pte. Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Ng Lip Chih (Singapore Nominee)

   Current Officers
   - Ed Tilly (President)
   - Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
   - Tan Zhe Lei, Secretary (Allen & Gledhill)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. Cboe Europe Limited

1. *Name*: Cboe Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Europe Limited is recognized as a Recognized Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Richard Balarkas
   - Julian Corner
   - Angelo Evangelou
   - Rebecca Fuller
   - Ted Hood
   - Dave Howson
   - Kristian West
   - John Woodman

   <u>Current Officers</u>
   - Dave Howson (Chief Executive Officer)
   - Antonio Amelia (Secretary)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)
   - Tim Lipscomb (Chief Operations Officer)
   - Stephanie Renner (CFO)

Standing Committees

Audit, Risk and Compliance Committee
- Richard Balarkas
- Rebecca Fuller
- Ted Hood

Remuneration Committee
- Rebecca Fuller
- Kristian West
- John Woodman

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. Cboe Chi-X Europe Limited

1. *Name*: Cboe Chi-X Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

4. *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 (“FSMA”), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Europe Limited. As of November 2018 this company remains dormant.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Dave Howson
   - John Woodman

   Current Officers
   - Dave Howson (Chief Executive Officer)
   - Antonio Amelia (Secretary)
   - Stephanie Renner (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q. Cboe ETF.com, Inc.

1. *Name*: Cboe ETF.com, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on March 28, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe ETF.com, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe ETF.com, Inc. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Brent Coonrod (Vice President)
   - Eric Crampton (Vice President)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Laura Morrison (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R. IndexPubs S.A.

1. *Name*: IndexPubs S.A.
   Address: Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de Almagro, 170516 – Quito, Ecuador

2. *Form of organization*: Corporation (Soceidad Anonima or S.A.).

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Ecuador on January 15, 2008.

4. *Brief description of nature and extent of affiliation*: IndexPubs S.A. is owned 0.1% by Fernando Rivera and 99.9% by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: IndexPubs S.A. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>
   - Patricia Hidalgo (General Manager)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S. <u>Cboe SEF, LLC</u>

1. *Name*: Cboe SEF, LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4. *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Senior Vice President and Chief Compliance Officer)
   - Jennifer Browning (Vice President, Human Resources)
   - Gary Compton (Vice President, Corporate Communications)
   - Eric Crampton (SVP, CTO)
   - John Deters (EVP, Chief Strategy Officer)
   - James Enstrom (Senior Vice President & Chief Audit Executive)
   - Angelo Evangelou (SVP, Market Policy & Government Affairs)
   - Todd Furney (VP, and Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Jackie Hancock (Vice President & Controller)
   - Bryan Harkins (Executive Vice President, Head of Markets Division)
   - Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
   - Dave Howson (EVP & President, Cboe Europe)
   - Chris Isaacson (Executive Vice President & COO)
   - Carol Kennedy (SVP, Marketing & Communications)
   - Andrew Lowenthal (Executive Vice President, International Expansion)

- Stephanie Marrin Lara (Vice President and Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Lisa Shemie (Vice President, Associate General Counsel & Cboe SEF Chief Legal Officer)
- Jon Weinberg (Vice President, Head of FX)
- Aaron Weissenfluh (Vice President & Chief Information Security Officer)

Managers

- Ed Tilly
- Michael Gorham
- James Parisi
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T. Cboe Worldwide Holdings Limited

1. *Name*: Cboe Worldwide Holdings Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Europe Limited, Cboe Hong Kong Limited, Cboe UK Limited, Cboe FX Asia Pte. Limited, and IndexPubs S.A.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U. Cboe Global Markets, Inc.

1. *Name*: Cboe Global Markets, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August 15, 2006.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - William Farrow
   - Edward Fitzpatrick
   - Janet Froetscher
   - Jill Goodman
   - Roderick Palmore
   - James Parisi
   - Joe Ratterman
   - Michael Richter
   - Jill Sommers
   - Eugene Sunshine
   - Fredric Tomczyk

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Bryan Harkins (EVP, Head of Markets Division)
   - Dave Howson (EVP, President Europe)
   - Chris Isaacson (EVP and COO)
   - Brian Schell (EVP, and CFO)

- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

Compensation Committee
- Frank English
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi

Audit Committee
- William Farrow
- Carole Stone
- Michael Richter
- James Parisi

Nominating and Governance Committee
- Frank English
- Jill Goodman
- Roderick Palmore
- Carole Stone
- Janet Froetscher

Finance and Strategy Committee
- Frank English
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Jill Sommers

Risk Committee
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Michael Richter
- Carole Stone

Indemnity Committee
- Ed Tilly

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V. Cboe Futures Exchange, LLC

1. *Name*: Cboe Futures Exchange, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 16, 2002.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a designated contract market (DCM) approved by the Commodity Futures Trading Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Gilbert Bassett, Jr.
   - Michael Gorham
   - James Parisi
   - Jill Sommers

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP and Chief Compliance Officer)
   - Jennifer Browning (VP, Human Resources)
   - Kevin Carrai (Vice President, Connectivity, Data & Member Services)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (SVP, Business Development)
   - Gary Compton (VP, Corporate Communications)
   - Eric Crampton (SVP, CTO)
   - Arianne Criqui (SVP, Head of Options and Global Client Services)
   - John Deters (Executive Vice President, Chief Strategy Officer)
   - James Enstrom (Senior Vice President & Chief Audit Executive)

- Todd Furney (Vice President and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (Senior Vice President & Chief Accounting Officer)
- Jackie Hancock (Vice President and Controller)
- Bryan Harkins (Executive Vice President, Head of Markets Division
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Dave Howson (EVP and President, Cboe Europe)
- Chris Isaacson (Executive Vice President, CFE Senior Managing Director, & COO)
- Carol Kennedy (SVP, Marketing and Communications)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP & Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, International Expansion, and CFE Senior Managing Director)
- Matthew McFarland (VP, Head of Futures and CFE Managing Director)
- Michael Mollet (VP, MAS Product Development)
- Emily Mitchell (Vice President, Tax)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel & CFE Chief Legal Officer)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Aaron Weissenfluh (Vice President & Chief Information Security Officer)
- Troy Yeazel (Senior Vice President, U.S. Operations and CFE Managing Director)

Standing Committees

Executive

- Ed Tilly
- Michael Gorham

Regulatory Oversight Committee

- Michael Gorham
- Gilbert Bassett
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

W. Cboe Building Corporation

1. *Name*: Cboe Building Corporation
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8, 1980.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Owns facility used by Cboe Global Markets, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Marc Magrini (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

X. Cboe, LLC

1. *Name*: Cboe, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), August 22, 2001.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe, LLC is a limited liability company member of OneChicago, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Y. Cboe III, LLC

1. *Name*: Cboe III, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 2, 2014.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in Tradelegs, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebnow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Z. <u>Cboe Bats, LLC</u>

1. *Name*: Cboe Bats, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), September 25, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions*: Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Brian Schell
   - Chris Isaacson

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (VP, Operations)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Corporate Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (Vice President, Software Engineering)
   - Eric Crampton (SVP, CTO)
   - Arianne Criqui (SVP, Head od Options and Business Development)
   - Gina DeRaimo (VP, Cboe Derivatives Institute)
   - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
   - Laura Dickman (VP, Associate General Counsel)
   - James Enstrom (SVP, Chief Audit Executive) Bats
   - Angelo Evangelou (SVP, Market Policy and Government Affairs)

- Carmen Frazier Brannan (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- Gerald Hanweck (Vice President, Technology)
- Bryan Harkins (EVP, Head of Markets Division)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- David Howson (EVP and President, Europe)
- Chris Isaacson (EVP, Chief Operating Officer)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Michael Izhaky (Vice President, Head of Capital Effectiveness)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (VP, Chief Communications Officer)
- Deborah Koopman (VP, Investor Relations)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Matt McFarland (Vice President, Derivatives - Head of Futures)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulations)
- Lindsey Praechter (Vice President, Marketing)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Brian Schell (EVP, Chief Financial Officer and Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Lisa Shemie (VP, Associate General Counsel, Cboe FX and Cboe SEF Chief Legal Officer)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Jonathan Weinberg (Vice President, Head of FX)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AA. Cboe Livevol, LLC

1. *Name*: Cboe Livevol, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 29, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Livevol, LLC provides equity and index options technology for professional and retail traders, which includes options strategy backtesting, trade analysis and volatility modeling technologies and historical data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Andrew Lowenthal
   - John Deters
   - Catherine Clay

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Brent Coonrod (Vice President)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Vice President, Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebnow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)

- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Vice President, CISO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BB. Cboe UK Limited

1. *Name*: Cboe UK Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Marketing and business development services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CC. <u>Cboe Vest, LLC</u>

1. *Name*: Cboe Vest, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), December 10, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company of majority equity investment in Eris Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - John Deters
   - Brian Schell

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DD. Loan Markets, LLC

1. *Name*: Loan Markets, LLC
   Address: 400 S. LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 11, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in American Financial Exchange, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EE. Cboe Data Services, LLC

1. *Name*: Cboe Data Services, LLC
   Address: 400 South LaSalle Street Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Data Services, LLC sells market data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bryan Harkins
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Kevin Carrai (Vice President)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Jim Roche (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Chief Information Security Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FF. Signal Trading Systems, LLC

1. *Name*: Signal Trading Systems, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 13, 2010.

4. *Brief description of nature and extent of affiliation*: Fifty percent (50%) subsidiary of Cboe Exchange, Inc.

5. *Brief description of business or functions:* Signal Trading Systems, LLC developed and markets a multi-asset front-end order entry system known as "Pulse".

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: There are no directors or officers of Signal Trading Systems, LLC.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GG. Cboe Vest Group, Inc.

1. *Name*: Cboe Vest Group, Inc.
   Address: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2, 2015.

4. *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of Cboe Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides options-based investment advisory services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - John Deters
   - Karan Sood
   - Catherine Clay

   Current Officers
   - Karan Sood (Chief Executive Officer)
   - Jeffrey Chang (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

HH. Cboe Hong Kong Limited

1. *Name*: Cboe Hong Kong Limited
   Address: 66th Floor, The Center, 99 Queen's Road, Central, Jong Kong

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Andy Lowenthal

   Current Officers
   - None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

II. <u>Cboe Silexx, LLC</u>

1. *Name*: Cboe Silexx, LLC
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx order execution management system business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - John Deters
   - Brian Schell

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Brent Coonrod (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Chief Information Security Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJ. <u>Digital Asset Benchmark Administration, LLC</u>

1. *Name*: Digital Asset Benchmark Administration, LLC
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 17, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Digital Asset Benchmark Administration, LLC licenses Gemini-related data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - John Deters

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President))
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Aaron Weissenfluh (CISO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK. <u>CBOE Europe B.V.</u>

1. *Name*: CBOE Europe B.V.
   Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in the United Kingdom on August 1, 2018.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Europe Limited. Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The business is very broad, encompassing the operation of a regulated market and an approved publication arrangement, and all other businesses that may be ancillary or useful for the above operations

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Mark Hemsley
   - Ruben Hilhorst
   - Shyam Savania

   <u>Current Officers</u>
   - Ruben Hilhorst (Head of Compliance)
   - Shyam Savania (Operations Manager)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LL. Cboe Off-Exchange Services, LLC

1. *Name*: Cboe Off-Exchange Services, LLC
   Address: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), January 31, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Bryan Harkins (Vive President)
   - Chis Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MM. Cboe Global Indices, LLC

1. *Name*: Cboe Global Indices, LLC
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, September 11, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell
   - Catherine Clay

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Rob Hocking (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Aaron Weissenfluh (Vice President and CISO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NN. <u>Cboe Europe Indices Limited</u>

1. *Name*: Cboe Europe Indices Limited
   Address: 5th Floor, The Monument Building
   11 Monument Street, London EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on July 17, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Cboe Europe Indices Limited has applied with the FCA to operate as a Benchmark administrator in the UK and Europe. Once approved, the company intends to transfer the existing European benchmark administrator business from Cboe Europe Limited (which is current an authorized benchmark administrator) to Cboe Europe Indices Limited. It also intends to apply to the FCA to endorse Cboe global indices in accordance with the EU benchmark regulation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Dave Howson
   - Stephanie Renner

   <u>Current Officers</u>
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OO. Cboe Switzerland GmbH

1. *Name*: Cboe Switzerland GmbH
   Address: c/o Format A AG
   Pfingstweidstrasse 102b 8005 Zurich

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Switzerland under Article 777c and Article 633, November 18, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Operate an electronic trading platform for financial contracts and instruments as well as to provide services in this business are to Group affiliate.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Managers
   - Bryan Harkins
   - Lisa Shemie
   - Roman Sturzenegger
   - Jonathan Weinberg

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

PP. Hanweck Associates, LLC

1. *Name*: Hanweck Associates, LLC
   Address: 77 Battery Place #916
   New York, NY 10280

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under provisions of the New York State Limited Liability Company Law on November 25, 2003.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary acquired by Cboe Global Markets, Inc. on February 3, 2020.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Managers
   - Ed Tilly
   - Chris Isaacson
   - Brian Schell

   Current Officers
   - Ed Tilly (President and CEO)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Catherin Clay (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - Jim Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Gerald Hanweck (Vice President)
   - Rob Hocking (Vice President)

- Chris Isaacson (Chief Operating Officer)
- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Vice President and Chief Information Security Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

QQ. Hanweck Associates Pte. Ltd.

1. *Name*: Hanweck Associates Pte. Ltd.
   Address: 8 Wilkie Road #30-01 Wilkie Edge
   Singapore 228095

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Companies Act (Cap. 50) in Singapore on May 30, 2019.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Pte. Ltd. is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ng Lip Chih
   - Ed Tilly

   Current Officers
   - Ang Yee Koon Daphne
   - Tan Zhe Lei

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

RR. <u>Hanweck Associates Limited</u>

1. *Name*: Hanweck Associates Limited
   Address: 42-46 Fountain Street
   Belfast, Northern Ireland, United Kingdom BT1 5EF

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Companies Act of 2006 on May 20, 2015.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Limited is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Dave Howson

   <u>Current Officer</u>
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

SS. Cboe Europe Indices B.V.

1. *Name*: Cboe Europe Indices B.V.
   Address: Gustav Mahlerlaan 1212, 1081LA Amsterdam

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on December, 16 2019.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Indices B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* The Company's primary function is to provide services as a benchmark administrator.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ruben Hilhorst
   - Dave Howson

   Current Officer

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

TT. Cboe Canada Holdings, ULC

1. *Name*: Cboe Canada Holdings, ULC
   Address: Suite 2600, Three Bentall Centre
   595 Burrard Street, Vancouver BC V7X 1L3 Canada

2. *Form of organization*: Unlimited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Business Corporation Act on April 22, 2020.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Limited is a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets Holdings.

5. *Brief description of business or functions:* Cboe Canada Holdings, ULC is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officer
   - Ed Tilly (President and CEO)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - Patrick J. Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

UU. European Central Counterparty N.V.

1. *Name*: European Central Counterparty N.V. (aka EuroCCP)
   Address: Strawinskylaan 1847, Tower I, Level 3
   1077 XX Amsterdam, Netherlands

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on February 28th, 2007.

4. *Brief description of nature and extent of affiliation*: European Central Counterparty N.V. was acquired by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The European Central Counterparty N.V. was formed to provide equities clearing and settlement services throughout Europe

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Supervisory Board
   - John Deters
   - Dave Howson
   - Stephanie Renner
   - Clotilde Bouchet (Independent)
   - Peter Bezemer (Independent)

   Management Board
   - Cecile Nagel
   - Arnoud Siegmann

   Current Officer
   - Cecile Nagel (CEO)
   - David Hatton (Chief Technology Officer)
   - Arnoud Siegmann (Chief Risk Officer)
   - Tom Zydenbos (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

VV. Cboe International Holdings Limited

1. *Name*: Cboe International Holdings Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe International Holdings Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe International Holdings Limited is a holding company of Cboe FX Europe Limited,,

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of September 24, 2019 Cboe International Holdings Limited ceased to exist

WW. CBOE Stock Exchange, LLC

1. *Name*: CBOE Stock Exchange, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 31, 2006.

4. *Brief description of nature and extent of affiliation*: CBOE Stock Exchange, LLC is a 49.96%-owned subsidiary of Cboe Exchange, Inc.

5. *Brief description of business or functions:* CBOE Stock Exchange, LLC operated the CBOE Stock Exchange, which acted as a trading market for securities other than options as a facility of Cboe Exchange, Inc. CBOE Stock Exchange, LLC was approved by the SEC in March 2007. CBOE Stock Exchange, LLC ceased trading operations on April 30, 2014.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of September 30, 2019 CBOE Stock Exchange, LLC ceased to exist.

Form 1, Exhibit C Index of Attachments

- A Bats Global Markets Holdings, Inc.
- B Direct Edge LLC
- C Cboe BZX Exchange, Inc.
- D Cboe BYX Exchange, Inc.
- E Cboe EDGX Exchange, Inc.
- F Cboe Exchange, Inc.
- G Cboe C2 Exchange, Inc.
- H Cboe Trading, Inc.
- I Omicron Acquisition Corp.
- J Cboe FX Holdings, LLC
- K Cboe FX Markets, LLC
- L Cboe FX Services, LLC
- M Cboe FX Europe Limited
- N Cboe FX Asia Pte. Limited
- O Cboe Europe Limited
- P Cboe Chi-X Europe Limited
- Q Cboe ETF.com, Inc.
- R IndexPubs S.A.
- S Cboe SEF, LLC
- T Cboe Worldwide Holdings Limited
- U Cboe Global Markets, Inc.
- V Cboe Futures Exchange, LLC
- W Cboe Building Corporation
- X Cboe, LLC
- Y Cboe III, LLC
- Z Cboe Bats, LLC

- AA Cboe Livevol, LLC
- BB Cboe UK Limited
- CC Cboe Vest, LLC
- DD Loan Markets, LLC
- EE Cboe Data Services, LLC
- FF Signal Trading Systems, LLC
- GG Cboe Vest Group Inc.
- HH Cboe Hong Kong Limited
- II Cboe Silexx, LLC
- JJ Digital Asset Benchmark Administration, LLC
- KK CBOE Europe B.V.
- LL Cboe Off-Exchange Services, LLC
- MM Cboe Global Indices, LLC
- NN Cboe Europe Indices Limited
- OO Cboe Switzerland GmbH
- PP Hanweck Associates, LLC
- QQ Hanweck Associates Pte. Ltd.
- RR Hanweck Associates Limited
- SS Cboe Europe Indices B.B.
- TT Cboe Canada Holdings, ULC
- UU European Central Counterparty N.V. (see attached)

UU European Central Counterparty N.V.

NORTON ROSE FULBRIGHT

CERTIFIED COPY

DEED OF AMENDMENT TO THE ARTICLES OF ASSOCIATION

EUROPEAN CENTRAL COUNTERPARTY N.V.

Executed before G.J. van Rijthoven, civil law notary in Amsterdam,

on 1 July 2020.

NORTON ROSE FULBRIGHT

Norton Rose Fulbright LLP
Advocaten, Notarissen & Solicitors
Rembrandt Toren 24e verdieping
Amstelplein 1 1096 HA Amsterdam
Nederland

STATUTENWIJZIGING
EUROPEAN CENTRAL COUNTERPARTY N.V.

Heden, één juli tweeduizend twintig verscheen voor mij, mr. Geert-Jan van Rijthoven, notaris met plaats van vestiging Amsterdam (de **Notaris**):

Nick Franciscus Annemarie Hauzer, geboren te Venlo, op zesentwintig oktober negentienhonderdnegentig, te dezer zake woonplaats kiezende ten kantore van de Notaris (Amstelplein 1, vierentwintigste verdieping, 1096 HA Amsterdam).

De verschijnende persoon verklaarde als volgt:

De statuten van **European Central Counterparty N.V.**, een naamloze vennootschap, statutair gevestigd te Amsterdam, met adres Strawinskylaan 1847, Toren I, 1077 XX Amsterdam, ingeschreven in het handelsregister onder nummer 34268194 (de **Vennootschap**), werden laatstelijk gewijzigd bij akte op vijftien december tweeduizend zestien voor mr. J.J.C.A. Leemrijse, notaris te Amsterdam, verleden.

De algemene vergadering van de Vennootschap heeft op één juli tweeduizend twintig onder meer besloten de statuten van de Vennootschap te wijzigen en de verschijnende persoon te machtigen de akte houdende wijziging van de statuten van de Vennootschap te doen opmaken, te passeren en te tekenen.

Van voormelde besluitvorming blijkt uit een aandeelhoudersbesluit, dat in kopie aan deze akte wordt gehecht.

Ter uitvoering van voormeld besluit tot statutenwijziging, verklaarde de verschijnende persoon, handelend als vermeld, vervolgens de statuten van de Vennootschap zodanig te wijzigen, dat zij in hun geheel komen te luiden als volgt:

KONINKLIJKE NOTARIËLE BEROEPSORGANISATIE

STATUTEN

HOOFDSTUK 1. DEFINITIES EN INTERPRETATIE.

Artikel 1. Definities en interpretatie.

1.1 In deze statuten hebben de volgende begrippen de daarachter vermelde betekenissen:

aandeel betekent een aandeel in het kapitaal van de vennootschap.

aandeelhouder betekent een houder van één of meer aandelen.

algemene vergadering of **algemene vergadering van aandeelhouders** betekent het vennootschapsorgaan dat wordt gevormd door de persoon of personen aan wie als aandeelhouder of anderszins het stemrecht op aandelen toekomt, dan wel een bijeenkomst van zodanige personen (of hun vertegenwoordigers) en andere personen met vergaderrechten.

bestuur betekent het bestuur van de vennootschap.

bestuurder betekent een lid van het bestuur.

commissaris betekent een lid van de raad van commissarissen.

raad van commissarissen betekent de raad van commissarissen van de vennootschap.

vennootschap betekent de vennootschap waarvan de interne organisatie wordt beheerst door deze statuten.

vergaderrechten betekent het recht om algemene vergaderingen van aandeelhouders bij te wonen en daarin het woord te voeren, als aandeelhouder of als persoon waaraan deze rechten overeenkomstig artikel 9 zijn toegekend.

1.2 De term schriftelijk betekent bij brief, telefax, e-mail of enig ander elektronisch communicatiemiddel, mits het bericht leesbaar en reproduceerbaar is, en de term schriftelijke wordt dienovereenkomstig geïnterpreteerd.

1.3 Het bestuur, de raad van commissarissen en de algemene vergadering vormen elk een onderscheiden vennootschapsorgaan.

1.4 Verwijzingen naar artikelen zijn verwijzingen naar artikelen van deze statuten tenzij uitdrukkelijk anders aangegeven.

1.5 Tenzij uit de context anders voortvloeit, hebben woorden en uitdrukkingen in deze statuten, indien niet anders omschreven, dezelfde betekenis als in het Burgerlijk Wetboek. Verwijzingen in deze statuten naar de wet zijn verwijzingen naar de Nederlandse wet zoals deze van tijd tot tijd luidt.

HOOFDSTUK 2. NAAM, ZETEL EN DOEL.

Artikel 2. Naam en zetel.

2.1 De naam van de vennootschap is: **European Central Counterparty N.V.**

2.2 De vennootschap heeft haar zetel te Amsterdam.

Artikel 3. Doel.

De vennootschap heeft ten doel:

(a) het optreden als centrale tegenpartij van participanten met betrekking tot hun transacties in financiële instrumenten of geld, waaronder begrepen het zorgdragen voor het verrekenen van transacties in financiële instrumenten of geld, dan wel voor het verevenen van openstaande posities die resulteren uit transacties in financiële instrumenten of geld;

(b) het verrichten van werkzaamheden gericht op het afdekken van de financiële risico's die gepaard gaan met de afwikkeling van transacties in financiële instrumenten,

en al hetgeen met het voorgaande verband houdt of daaraan bevorderlijk kan zijn, alles in de ruimste zin van het woord.

HOOFDSTUK 3. Kapitaal en Aandelen.

Artikel 4. Maatschappelijk kapitaal. Kwaliteitseis.

4.1 Het maatschappelijk kapitaal van de vennootschap bedraagt vijftien miljoen euro (EUR 15.000.000).

4.2 Het maatschappelijk kapitaal is verdeeld in vijftienduizend (15.000) aandelen met een nominaal bedrag van éénduizend euro (EUR 1.000) elk.

4.3 Alle aandelen luiden op naam. Aandeelbewijzen worden niet uitgegeven.

Artikel 5. Register van aandeelhouders.

5.1 Het bestuur houdt een register van aandeelhouders, waarin de namen en adressen van alle aandeelhouders worden opgenomen. In het register van aandeelhouders worden ook opgenomen de namen en adressen van alle andere personen met vergaderrechten alsmede de namen en adressen van alle houders van een pandrecht of vruchtgebruik op aandelen aan wie de vergaderrechten niet toekomen.

5.2 Op het register van aandeelhouders is van toepassing het bepaalde in artikel 2:85 van het Burgerlijk Wetboek.

Artikel 6. Uitgifte van aandelen.

6.1 Uitgifte van aandelen geschiedt ingevolge een besluit van de algemene vergadering of van een ander vennootschapsorgaan dat daartoe bij besluit van de algemene vergadering voor een bepaalde duur van ten hoogste vijf jaren is aangewezen. Bij de aanwijzing moet zijn bepaald hoeveel aandelen mogen worden uitgegeven. De aanwijzing kan telkens voor niet langer dan vijf jaren worden verlengd. Tenzij bij de aanwijzing anders is bepaald, kan zij niet worden ingetrokken.

6.2 Bij het besluit tot uitgifte van aandelen worden de uitgifteprijs en de verdere voorwaarden van uitgifte bepaald.

6.3 Het bepaalde in de artikelen 6.1 en 6.2 is van overeenkomstige toepassing op het verlenen van rechten tot het nemen van aandelen, maar is niet van toepassing op het uitgeven van aandelen aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.

6.4 Voor uitgifte van een aandeel is voorts vereist een daartoe bestemde ten overstaan van een in Nederland standplaats hebbende notaris verleden akte waarbij de betrokkenen partij zijn.

6.5 Het bepaalde in artikel 2:96a van het Burgerlijk Wetboek met betrekking tot voorkeursrechten is van toepassing op een uitgifte van aandelen.

6.6 Bij het nemen van elk aandeel moet daarop het gehele nominale bedrag worden gestort alsmede, indien het aandeel voor een hoger bedrag wordt genomen, het verschil tussen die bedragen.

6.7 Het bestuur is bevoegd tot het aangaan van rechtshandelingen betreffende inbreng op aandelen anders dan in geld en van de andere rechtshandelingen genoemd in artikel 2:94 van het Burgerlijk Wetboek, zonder voorafgaande goedkeuring van de algemene vergadering.

Artikel 7. Eigen aandelen; vermindering van het geplaatste kapitaal.

7.1 De vennootschap en haar dochtermaatschappijen mogen volgestorte aandelen of certificaten daarvan verkrijgen met inachtneming van de toepasselijke wettelijke bepalingen.

7.2 Leningen met het oog op het nemen of verkrijgen van aandelen of certificaten daarvan mogen de vennootschap en haar dochtermaatschappijen verstrekken met inachtneming van de toepasselijke wettelijke bepalingen.

7.3 De vennootschap mag niet, met het oog op het nemen of verkrijgen door anderen van aandelen of certificaten daarvan, zekerheid stellen, een koersgarantie geven, zich op andere wijze sterk maken of zich hoofdelijk of anderszins naast of voor anderen verbinden. Dit verbod geldt ook voor dochtermaatschappijen.

7.4 Het verbod van artikel 7.3 geldt niet indien aandelen of certificaten van aandelen worden genomen of verkregen door of voor werknemers in dienst van de vennootschap of van een groepsmaatschappij daarvan.

7.5 Voor aandelen die toebehoren aan de vennootschap of een dochtermaatschappij daarvan en voor aandelen waarvan de vennootschap of een dochtermaatschappij daarvan de certificaten houdt, kan in de algemene vergadering geen stem worden uitgebracht.

7.6 De algemene vergadering kan besluiten tot vermindering van het geplaatste kapitaal van de vennootschap met inachtneming van de toepasselijke wettelijke bepalingen.

Artikel 8. Overdracht van aandelen en overdrachtsbeperkingen.

8.1 Voor de levering van een aandeel is vereist een daartoe bestemde ten overstaan van een in Nederland standplaats hebbende notaris verleden akte waarbij de betrokkenen partij zijn.

8.2 Behoudens in het geval dat de vennootschap zelf bij de rechtshandeling partij is, kunnen de aan het aandeel verbonden rechten eerst worden uitgeoefend nadat de vennootschap de rechtshandeling heeft erkend of de akte aan haar is betekend, overeenkomstig hetgeen terzake in de wet is bepaald.

Artikel 9. Pandrecht en vruchtgebruik op aandelen; certificaten van aandelen.

9.1 Het bepaalde in de artikelen 8.1 en 8.2 is van overeenkomstige toepassing op de vestiging van een pandrecht op aandelen.

9.2 Het stemrecht verbonden aan aandelen waarop een pandrecht rust, komt toe aan de aandeelhouder. Echter, het stemrecht kan ingevolge een schriftelijke overeenkomst tussen aandeelhouder en pandhouder toekomen aan de pandhouder, indien zodanige overgang van stemrecht is goedgekeurd door de algemene vergadering. Vergaderrechten komen toe aan de aandeelhouder met of zonder stemrecht, en aan de pandhouder met stemrecht, maar niet aan de pandhouder zonder stemrecht.

9.3 Het bepaalde in de artikelen 8.1 en 8.2 is eveneens van overeenkomstige toepassing op de vestiging of levering van een vruchtgebruik op aandelen. Het stemrecht verbonden aan aandelen waarop een vruchtgebruik rust, komt toe aan de aandeelhouder. Aan de houder van een vruchtgebruik op aandelen komen de vergaderrechten niet toe.

9.4 De vennootschap verleent geen medewerking aan de uitgifte van certificaten van aandelen en kent aan de houders van certificaten van aandelen geen vergaderrechten toe.

HOOFDSTUK 4. HET BESTUUR.

Artikel 10. Bestuurders.

10.1 Het bestuur bestaat uit twee of meer bestuurders. Zowel natuurlijke personen als rechtspersonen kunnen bestuurder zijn.

10.2 Bestuurders worden benoemd door de algemene vergadering.

10.3 Iedere bestuurder kan te allen tijde door de algemene vergadering worden geschorst en ontslagen.

10.4 De vennootschap heeft een beleid op het terrein van bezoldiging van het bestuur. Ten aanzien van dit beleid is het bepaalde in artikel 2:135 van het Burgerlijk Wetboek van toepassing.

10.5 De bevoegdheid tot vaststelling van een bezoldiging en verdere arbeidsvoorwaarden voor bestuurders komt, met inachtneming van het beleid bedoeld in artikel 10.4, toe aan de algemene vergadering.

Artikel 11. Bestuurstaak, besluitvorming en taakverdeling.

11.1 Het bestuur is belast met het besturen van de vennootschap. Bij de vervulling van hun taak richten de bestuurders zich naar het belang van de vennootschap en de met haar verbonden onderneming.

11.2 Het bestuur kan regels vaststellen omtrent de besluitvorming en werkwijze van het bestuur. In dat kader kan het bestuur onder meer bepalen met welke taak iedere bestuurder meer in het bijzonder zal zijn belast. De algemene vergadering kan bepalen dat deze regels en taakverdeling schriftelijk moeten worden vastgelegd en deze regels en taakverdeling aan haar goedkeuring onderwerpen.

11.3 Besluiten van het bestuur kunnen te allen tijde schriftelijk worden genomen, mits het desbetreffende voorstel aan alle bestuurders is voorgelegd en geen van hen zich tegen deze wijze van besluitvorming verzet.

11.4 Bestuursvergaderingen worden gehouden in Nederland.

Artikel 12. Vertegenwoordiging.

12.1 Het bestuur is bevoegd de vennootschap te vertegenwoordigen. Indien twee of meer bestuurders in functie zijn, komt de bevoegdheid tot vertegenwoordiging mede toe aan twee bestuurders tezamen.

12.2 Het bestuur kan functionarissen met algemene of beperkte vertegenwoordigingsbevoegdheid aanstellen. Ieder van hen vertegenwoordigt de vennootschap met inachtneming van de begrenzing aan zijn bevoegdheid gesteld. De titulatuur van deze functionarissen wordt door het bestuur bepaald.

12.3 Rechtshandelingen van de vennootschap jegens de houder van alle aandelen, waarbij de vennootschap wordt vertegenwoordigd door deze aandeelhouder, worden schriftelijk vastgelegd. Voor de toepassing van de vorige volzin worden aandelen gehouden door de vennootschap of haar dochtermaatschappijen niet meegeteld. Het hiervoor in dit artikel 12.3 bepaalde is niet van toepassing op rechtshandelingen die onder de bedongen voorwaarden tot de gewone bedrijfsuitoefening van de vennootschap behoren.

Artikel 13. Goedkeuring van bestuursbesluiten.

13.1 Aan de goedkeuring van de algemene vergadering zijn onderworpen de besluiten van het bestuur omtrent een belangrijke verandering van de identiteit of het karakter van de vennootschap of de onderneming, waaronder in ieder geval:

(a) overdracht van de onderneming of vrijwel de gehele onderneming aan een derde;

(b) het aangaan of verbreken van duurzame samenwerking van de vennootschap of een dochtermaatschappij met een andere rechtspersoon of vennootschap dan wel als volledig aansprakelijke vennoot in een commanditaire vennootschap of vennootschap onder firma, indien deze samenwerking of verbreking van ingrijpende betekenis is voor de vennootschap;

(c) het nemen of afstoten van een deelneming in het kapitaal van een vennootschap ter waarde van ten minste één derde van het bedrag van de activa volgens de balans met toelichting of, indien de vennootschap een geconsolideerde balans opstelt, volgens de geconsolideerde balans met toelichting volgens de laatst vastgestelde jaarrekening van de vennootschap, door haar of een dochtermaatschappij.

13.2 De algemene vergadering en/of de raad van commissarissen is bevoegd (andere) besluiten van het bestuur aan haar/zijn goedkeuring te onderwerpen. Deze besluiten dienen duidelijk te worden omschreven en schriftelijk aan het bestuur te worden meegedeeld.

13.3 Het ontbreken van goedkeuring van de algemene vergadering op een besluit als bedoeld in artikel 13.1 of van de raad van commissarissen op een besluit als bedoeld in artikel 13.2 tast de vertegenwoordigingsbevoegdheid van het bestuur of de bestuurders niet aan.

Artikel 14. Tegenstrijdige belangen.

14.1 Een bestuurder met een tegenstrijdig belang als bedoeld in artikel 14.2 of met een belang dat de schijn van een dergelijk tegenstrijdig belang kan hebben (beide een

(potentieel) tegenstrijdig belang) stelt zijn medebestuurders en de raad van commissarissen hiervan in kennis. ——————————————

14.2 Een bestuurder neemt niet deel aan de beraadslaging en besluitvorming binnen het bestuur, indien hij daarbij een direct of indirect persoonlijk belang heeft, dat tegenstrijdig is met het belang van de vennootschap en de met haar verbonden onderneming. ——————————————

14.3 Van een tegenstrijdig belang als bedoeld in artikel 14.2 is slechts sprake, indien de bestuurder in de gegeven situatie niet in staat moet worden geacht het belang van de vennootschap en de met haar verbonden onderneming met de vereiste integriteit en objectiviteit te behartigen. Wordt een transactie voorgesteld waarbij naast de vennootschap ook een groepsmaatschappij van de vennootschap een belang heeft, dan betekent het enkele feit dat een bestuurder enige functie bekleedt bij de betrokken of een andere groepsmaatschappij, en daarvoor al dan niet een vergoeding ontvangt, nog niet dat sprake is van een tegenstrijdig belang als bedoeld in artikel 14.2. ——————————————

14.4 De bestuurder die in verband met een (potentieel) tegenstrijdig belang niet de taken en bevoegdheden uitoefent die hem anders als bestuurder zouden toekomen, wordt in zoverre aangemerkt als een bestuurder die belet heeft. ——————————————

14.5 Een (potentieel) tegenstrijdig belang tast de vertegenwoordigingsbevoegdheid als bedoeld in artikel 12.1 niet aan. De raad van commissarissen kan bepalen dat daarnaast één of meer personen op grond van dit artikel 14.5 bevoegd zijn tot vertegenwoordiging in aangelegenheden waarin zich tussen de vennootschap en een of meer bestuurders een (potentieel) tegenstrijdig belang voordoet. ——————————————

Artikel 15. Ontstentenis of belet. ——————————————

15.1 In geval van ontstentenis of belet van een bestuurder zijn de overblijvende bestuurders tijdelijk met het besturen van de vennootschap belast, mits ten aanzien van ten minste twee bestuurders geen ontstentenis of belet bestaat. ——————————————

15.2 In geval van ontstentenis of belet van alle bestuurders of van alle bestuurders behoudens één is de raad van commissarissen tijdelijk met het besturen van de vennootschap belast, met de bevoegdheid het bestuur van de vennootschap tijdelijk op te dragen aan één of meer commissarissen en/of één of meer andere personen.

15.3 Bij de vaststelling in hoeverre bestuurders aanwezig of vertegenwoordigd zijn, instemmen met een wijze van besluitvorming, of stemmen, wordt geen rekening gehouden met vacante bestuurszetels en bestuurders die belet hebben.

HOOFDSTUK 5. DE RAAD VAN COMMISSARISSEN.

Artikel 16. Commissarissen.

16.1 De vennootschap heeft een raad van commissarissen bestaande uit ten hoogste acht (8) commissarissen. Alleen natuurlijke personen kunnen commissaris zijn.

16.2 Commissarissen worden benoemd door de algemene vergadering. Een commissaris wordt benoemd voor onbepaalde tijd, tenzij in het besluit tot benoeming van de betrokken commissaris anders wordt bepaald. De algemene vergadering kan bepalen dat de commissarissen periodiek dienen af te treden volgens een door de raad van commissarissen vast te stellen rooster.

16.3 Een maximum van drie (3) commissarissen worden benoemd door de algemene vergadering op voordracht van het Nomination Committee. Elke commissaris benoemd op grond van dit artikel 16.3 wordt aangeduid als een **Independent Supervisory Director**.

16.4 De voordracht voor een te vervullen plaats bestaat uit één of meer kandidaten en is bindend. Indien twee of meer kandidaten worden voorgedragen, geschiedt benoeming in de desbetreffende vacature door verkiezing uit de op de bindende voordracht geplaatste kandidaten. De algemene vergadering van aandeelhouders kan aan een bindende voordracht steeds het bindende karakter ontnemen bij een besluit genomen met een meerderheid van ten minste twee derden van de uitgebrachte stemmen die meer dan de helft van het geplaatste kapitaal van de vennootschap vertegenwoordigen. Indien de voordracht één kandidaat voor de te vervullen plaats bevat, heeft een besluit over de voordracht tot gevolg dat de kandidaat is benoemd, tenzij het bindend karakter aan de voordracht wordt ontnomen.

16.5 Tijdens een algemene vergadering van aandeelhouders kan, bij de benoeming van een commissaris, uitsluitend worden gestemd over kandidaten van wie de naam daartoe in de agenda van de vergadering is vermeld.

16.6 Bij een voordracht of aanbeveling tot benoeming van een commissaris worden van de kandidaat meegedeeld zijn leeftijd, zijn beroep, het bedrag aan door hem gehouden aandelen in het kapitaal van de vennootschap en de betrekkingen die hij bekleedt of die hij heeft bekleed, voor zover die van belang zijn in verband met de vervulling van de taak van een commissaris. Tevens wordt vermeld aan welke rechtspersonen hij reeds als commissaris is verbonden; indien zich daaronder rechtspersonen bevinden die tot een zelfde groep behoren, kan met de aanduiding van die groep worden volstaan. De voordracht of aanbeveling wordt met redenen omkleed.

16.7 Iedere commissaris kan te allen tijde door de algemene vergadering worden geschorst en ontslagen.

Artikel 17. Taak en bevoegdheden.

17.1 De raad van commissarissen heeft tot taak toezicht te houden op het beleid van het bestuur en op de algemene gang van zaken in de vennootschap en de met haar verbonden onderneming. Hij staat het bestuur met raad terzijde. Bij de vervulling van hun taak richten de commissarissen zich naar het belang van de vennootschap en de met haar verbonden onderneming.

17.2 Het bestuur verschaft de raad van commissarissen tijdig de voor de uitoefening van diens taak noodzakelijke gegevens.

17.3 Het bestuur stelt ten minste één keer per jaar de raad van commissarissen schriftelijk op de hoogte van de hoofdlijnen van het strategisch beleid, de algemene en financiële risico's en het beheers- en controlesysteem van de vennootschap.

17.4 De raad van commissarissen kan zich door deskundigen laten bijstaan. De kosten van dergelijke bijstand zijn voor rekening van de vennootschap.

17.5 De raad van commissarissen kan bepalen dat één of meer commissarissen en/of deskundigen toegang hebben tot het kantoor en de overige gebouwen en terreinen van de vennootschap en dat deze personen bevoegd zijn de boeken en bescheiden van de vennootschap in te zien.

17.6 De raad van commissarissen kan regels vaststellen omtrent de besluitvorming en werkwijze van de raad van commissarissen, in aanvulling op hetgeen daaromtrent in deze statuten is bepaald.

Artikel 18. Voorzitter en secretaris.

18.1 Onverminderd het bepaalde in artikel 16.1 en 16.2, benoemd de algemene vergadering een voorzitter en een plaatsvervangend voorzitter van de raad van commissarissen in functie.

18.2 De raad van commissarissen benoemt voorts, al dan niet uit zijn midden, een secretaris van de raad van commissarissen en treft een regeling voor diens vervanging.

18.3 Het hiervoor in dit artikel 18 bepaalde kan buiten toepassing blijven, indien slechts één commissaris in functie is.

Artikel 19. Vergaderingen.

19.1 De raad van commissarissen vergadert telkenmale wanneer een commissaris of het bestuur dat nodig acht, doch ten minste vier maal per jaar.

19.2 Een commissaris kan zich ter vergadering doen vertegenwoordigen door een schriftelijk gevolmachtigde andere commissaris. Een lid van de raad van commissarissen kan voor niet meer dan één medelid van de raad van commissarissen als gevolmachtigde optreden.

19.3 De vergaderingen van de raad van commissarissen worden geleid door zijn voorzitter of diens plaatsvervanger. Bij hun afwezigheid wordt de voorzitter van de vergadering aangewezen door de ter vergadering aanwezige commissarissen, bij meerderheid van de uitgebrachte stemmen.

19.4 De voorzitter van de vergadering wijst voor de vergadering een notulist aan.

19.5 Van het verhandelde in een vergadering van de raad van commissarissen worden notulen gehouden door de notulist van de vergadering. De notulen worden vastgesteld door de raad van commissarissen in dezelfde of in de eerstvolgende vergadering. Ten blijke van vaststelling worden de notulen ondertekend door de voorzitter en de notulist van de vergadering waarin zij worden vastgesteld.

19.6 De raad van commissarissen vergadert tezamen met het bestuur zo dikwijls de raad van commissarissen of het bestuur dat nodig acht.

19.7 Vergaderingen van de raad van commissarissen worden gehouden in Nederland.

Artikel 20. Besluitvorming.

20.1 In de raad van commissarissen heeft iedere commissaris één stem.

20.2 Alle besluiten van de raad van commissarissen worden genomen bij meerderheid van de uitgebrachte stemmen, met dien verstande dat de meerderheid van de leden, waarvan ten minste één (1) Independent Supervisory Director, ter vergadering aanwezig dan wel vertegenwoordigd zijn.

20.3 Bij staking van stemmen, heeft de voorzitter van de vergadering een doorslaggevende stem, tenzij de wet of deze statuten anders bepalen.

20.4 De raad van commissarissen vergadert tezamen met het bestuur zo dikwijls de raad van commissarissen of het bestuur zulks nodig acht.

20.5 Besluiten van de raad van commissarissen kunnen ook buiten vergadering worden genomen, schriftelijk of op andere wijze, mits het desbetreffende voorstel aan alle commissarissen is voorgelegd en geen van hen zich tegen de desbetreffende wijze van besluitvorming verzet. Van een besluit buiten vergadering dat niet schriftelijk is genomen wordt door de secretaris van de raad van commissarissen een verslag opgemaakt dat door de voorzitter en de secretaris van de raad van commissarissen wordt ondertekend. Schriftelijke besluitvorming geschiedt door middel van schriftelijke verklaringen van alle commissarissen.

20.6 Een commissaris met een (potentieel) tegenstrijdig belang stelt het bestuur en zijn medecommissarissen hiervan in kennis. Indien het (potentieel) tegenstrijdig belang alle commissarissen betreft, dient de kennisgeving tevens aan de algemene vergadering te worden gedaan. Overigens is het bepaalde in de artikelen 14.1 tot en met 14.4 van overeenkomstige toepassing.

Artikel 21. Commissies.

21.1 De raad van commissarissen kan, onverminderd zijn verantwoordelijkheden, één of meer commissies uit zijn midden vormen, die verantwoordelijkheden zal hebben zoals uiteengezet door de raad van commissarissen.

21.2 De bevoegdheid tot vaststelling van verdere bezoldiging voor de leden van de commissie(s) voor hun verrichte werkzaamheden voor de commissie(s) komt toe aan de algemene vergadering van aandeelhouders.

Artikel 22. Ontstentenis of belet.

22.1 Ingeval van ontstentenis of belet van een commissaris zijn de overblijvende commissarissen of is de overblijvende commissaris tijdelijk met de taak en bevoegdheden van de raad van commissarissen belast.

22.2 In geval van ontstentenis of belet van alle commissarissen of van de enige commissaris bepaalt de algemene vergadering in hoeverre en op welke wijze de taak en bevoegdheden van de raad van commissarissen tijdelijk worden waargenomen.

22.3 Het bepaalde in artikel 15.3 is van overeenkomstige toepassing.

HOOFDSTUK 6. JAARREKENING EN UITKERINGEN.

Artikel 23. Boekjaar en jaarrekening.

23.1 Het boekjaar van de vennootschap valt samen met het kalenderjaar.

23.2 Jaarlijks binnen vijf maanden na afloop van het boekjaar, behoudens verlenging van deze termijn met ten hoogste vijf maanden door de algemene vergadering op grond van bijzondere omstandigheden, maakt het bestuur een jaarrekening op en legt deze voor de aandeelhouders en andere personen met vergaderrechten ter inzage ten kantore van de vennootschap.

23.3 Binnen deze termijn legt het bestuur ook het bestuursverslag ter inzage voor de aandeelhouders en andere personen met vergaderrechten, tenzij de vennootschap daartoe op grond van artikel 2:396 of artikel 2:403 van het Burgerlijk Wetboek niet verplicht is.

23.4 De jaarrekening wordt ondertekend door de bestuurders en de commissarissen. Ontbreekt de ondertekening van één of meer van hen, dan wordt daarvan onder opgave van reden melding gemaakt. ——————————————————

23.5 De raad van commissarissen maakt jaarlijks een verslag op dat bij de jaarrekening en het bestuursverslag wordt gevoegd. Het bepaalde in artikel 23.3 is van overeenkomstige toepassing. ——————————————————

23.6 De vennootschap kan, en indien daartoe wettelijk verplicht, zal, aan een accountant opdracht verlenen tot onderzoek van de jaarrekening. Tot het verlenen van de opdracht is de algemene vergadering bevoegd.——————————————————

23.7 De algemene vergadering stelt de jaarrekening vast. ——————————————————

23.8 In de algemene vergadering van aandeelhouders waarin tot vaststelling van de jaarrekening wordt besloten, worden afzonderlijk aan de orde gesteld voorstellen tot het verlenen van kwijting aan de bestuurders enerzijds en aan de commissarissen anderzijds voor de uitoefening van hun taak, voor zover van die taakuitoefening blijkt uit de jaarrekening of uit informatie die anderszins voorafgaand aan de vaststelling van de jaarrekening aan de algemene vergadering is verstrekt. ————

Artikel 24. Winst en uitkeringen.——————————————————

24.1 De algemene vergadering is bevoegd tot bestemming van de winst die door de vaststelling van de jaarrekening is bepaald en tot vaststelling van uitkeringen, met inachtneming van de beperkingen volgens de wet. ——————————————————

24.2 Uitkeringen op aandelen kunnen slechts plaats hebben tot ten hoogste het bedrag van het uitkeerbare eigen vermogen en, indien het een tussentijdse uitkering betreft, aan dit vereiste is voldaan blijkens een tussentijdse vermogensopstelling als bedoeld in artikel 2:105 lid 4 van het Burgerlijk Wetboek. De vennootschap legt de vermogensopstelling ten kantore van het handelsregister neer binnen acht dagen na de dag waarop het besluit tot uitkering wordt bekend gemaakt.——————————————————

24.3 De bevoegdheid van de algemene vergadering tot vaststelling van uitkeringen geldt zowel voor uitkeringen ten laste van nog niet gereserveerde winst als voor uitkeringen ten laste van enige reserve, en zowel voor uitkeringen ter gelegenheid van de vaststelling van de jaarrekening als voor tussentijdse uitkeringen.————

HOOFDSTUK 7. DE ALGEMENE VERGADERING.——————————————————

Artikel 25. Algemene vergaderingen van aandeelhouders.

25.1 De jaarlijkse algemene vergadering van aandeelhouders wordt gehouden binnen zes maanden na afloop van het boekjaar.

25.2 Andere algemene vergaderingen van aandeelhouders worden gehouden zo dikwijls het bestuur of de raad van commissarissen dat nodig acht.

25.3 Aandeelhouders en/of andere personen met vergaderrechten tezamen vertegenwoordigende ten minste een tiende gedeelte van het geplaatste kapitaal van de vennootschap hebben het recht aan het bestuur of de raad van commissarissen te verzoeken een algemene vergadering van aandeelhouders bijeen te roepen, onder nauwkeurige opgave van de te behandelen onderwerpen. Indien het bestuur of de raad van commissarissen niet zodanig tijdig tot oproeping is overgegaan, dat de vergadering binnen zes weken na ontvangst van het verzoek kan worden gehouden, zijn de verzoekers zelf tot bijeenroeping bevoegd.

25.4 Binnen drie maanden nadat het voor het bestuur aannemelijk is dat het eigen vermogen van de vennootschap is gedaald tot een bedrag gelijk aan of lager dan de helft van het gestorte deel van het kapitaal, wordt een algemene vergadering van aandeelhouders gehouden ter bespreking van zo nodig te nemen maatregelen.

Artikel 26. Oproeping, agenda en plaats van vergaderingen.

26.1 Algemene vergaderingen van aandeelhouders worden bijeengeroepen door het bestuur of de raad van commissarissen, onverminderd het bepaalde in artikel 25.3.

26.2 De oproeping geschiedt niet later dan op de vijftiende dag voor die van de vergadering, onverminderd het bepaalde in artikel 30.4. De oproeping geschiedt overeenkomstig artikel 33.1.

26.3 Bij de oproeping worden de te behandelen onderwerpen vermeld. Onderwerpen die niet bij de oproeping zijn vermeld, kunnen nader worden aangekondigd met inachtneming van de in artikel 26.2 bedoelde termijn.

26.4 Een onderwerp, waarvan de behandeling schriftelijk is verzocht door één of meer aandeelhouders en/of andere personen met vergaderrechten die alleen of gezamenlijk ten minste één honderdste gedeelte van het geplaatste kapitaal vertegenwoordigen, wordt opgenomen in de oproeping of op dezelfde wijze aangekondigd indien de vennootschap het met redenen omklede verzoek of een voorstel voor een besluit niet later dan op de zestigste dag voor die van de vergadering heeft ontvangen. ———

26.5 Algemene vergaderingen van aandeelhouders worden gehouden in de gemeente waar de vennootschap volgens deze statuten gevestigd is, of te Luchthaven Schiphol of Luchthaven Rotterdam Den Haag. Algemene vergaderingen van aandeelhouders kunnen ook elders worden gehouden, maar dan kunnen geldige besluiten van de algemene vergadering alleen worden genomen, indien het gehele geplaatste kapitaal van de vennootschap vertegenwoordigd is. ———

Artikel 27. Toegang en vergaderrechten. ———

27.1 Iedere aandeelhouder en iedere andere persoon met vergaderrechten is bevoegd de algemene vergaderingen van aandeelhouders bij te wonen, daarin het woord te voeren en, voor zover het hem toekomt, het stemrecht uit te oefenen. Zij kunnen zich ter vergadering doen vertegenwoordigen door een schriftelijk gevolmachtigde. -

27.2 Vergaderrechten en het stemrecht kunnen worden uitgeoefend met gebruikmaking van elektronische communicatiemiddelen, indien de mogelijkheid daartoe uitdrukkelijk is voorzien in de oproeping tot de vergadering of is aanvaard door de voorzitter van de vergadering. Het gebruikte elektronische communicatiemiddel dient zodanig te zijn dat alle personen met vergaderrechten of hun vertegenwoordigers daardoor tot genoegen van de voorzitter geïdentificeerd kunnen worden. De oproeping kan verder gegevens bevatten met betrekking tot de toegelaten elektronische communicatiemiddelen en het gebruik daarvan, en de voorzitter kan terzake nadere aanwijzingen geven en eisen stellen. ———

27.3 De voorzitter van de vergadering kan bepalen dat iedere stemgerechtigde die ter vergadering aanwezig is de presentielijst moet tekenen. De voorzitter van de vergadering kan ook bepalen dat de presentielijst eveneens moet worden getekend door andere personen die ter vergadering aanwezig zijn. ———

27.4 De bestuurders en de commissarissen hebben als zodanig in de algemene vergaderingen van aandeelhouders een raadgevende stem.

27.5 Omtrent toelating van andere personen beslist de voorzitter van de vergadering.

Artikel 28. Voorzitter en notulist van de vergadering.

28.1 De algemene vergaderingen van aandeelhouders worden geleid door de voorzitter van de raad van commissarissen. Bij diens afwezigheid wijzen de ter vergadering aanwezige commissarissen uit hun midden een voorzitter voor de vergadering aan. De raad van commissarissen kan voor een algemene vergadering van aandeelhouders een andere voorzitter aanwijzen.

28.2 Indien niet volgens artikel 28.1 in het voorzitterschap van een vergadering van aandeelhouders is voorzien, wordt de voorzitter van de vergadering aangewezen door de ter vergadering aanwezige stemgerechtigden, bij meerderheid van de uitgebrachte stemmen.

28.3 De voorzitter van de vergadering wijst voor de vergadering een notulist aan.

Artikel 29. Notulen; aantekening van aandeelhoudersbesluiten.

29.1 Van het verhandelde in een algemene vergadering van aandeelhouders worden notulen gehouden door de notulist van de vergadering. De notulen worden vastgesteld door de voorzitter en de notulist van de vergadering en ten blijke daarvan door hen ondertekend.

29.2 Het bestuur maakt aantekening van alle door de algemene vergadering genomen besluiten. Indien het bestuur niet ter vergadering is vertegenwoordigd, wordt door of namens de voorzitter van de vergadering een afschrift van de genomen besluiten zo spoedig mogelijk na de vergadering aan het bestuur verstrekt. De aantekeningen liggen ten kantore van de vennootschap ter inzage van de aandeelhouders. Aan ieder van hen wordt desgevraagd een afschrift van of uittreksel uit de aantekeningen verstrekt.

Artikel 30. Besluitvorming in vergadering.

30.1 Elk aandeel geeft recht op één stem.

30.2 Voor zover de wet of deze statuten niet anders bepalen, worden alle besluiten van de algemene vergadering genomen bij volstrekte meerderheid van de uitgebrachte stemmen, in vergaderingen waarin ten minste de helft van het geplaatste kapitaal aanwezig of vertegenwoordigd is.

30.3 Staken de stemmen, dan is het voorstel verworpen.

30.4 Indien de door de wet of deze statuten gegeven voorschriften voor het oproepen en houden van algemene vergaderingen van aandeelhouders niet in acht zijn genomen, kunnen ter vergadering alleen geldige besluiten van de algemene vergadering worden genomen, indien het gehele geplaatste kapitaal van de vennootschap is vertegenwoordigd en met algemene stemmen.

30.5 Bij de vaststelling in hoeverre aandeelhouders stemmen, aanwezig of vertegenwoordigd zijn, of in hoeverre het geplaatste kapitaal van de vennootschap vertegenwoordigd is, wordt geen rekening gehouden met aandelen waarvan de wet bepaalt dat daarvoor geen stem kan worden uitgebracht.

Artikel 31. Stemmingen.

31.1 Alle stemmingen geschieden mondeling. De voorzitter van de vergadering kan echter bepalen dat de stemmen schriftelijk worden uitgebracht. Indien het betreft een stemming over personen kan ook een ter vergadering aanwezige stemgerechtigde verlangen dat de stemmen schriftelijk worden uitgebracht. Schriftelijke stemming geschiedt bij gesloten, ongetekende stembriefjes.

31.2 Blanco stemmen en ongeldige stemmen gelden als niet uitgebracht.

31.3 Besluiten kunnen bij acclamatie worden genomen, indien geen van de ter vergadering aanwezige stemgerechtigden zich daartegen verzet.

31.4 Het ter vergadering uitgesproken oordeel van de voorzitter van de vergadering omtrent de uitslag van een stemming is beslissend. Hetzelfde geldt voor de inhoud van een genomen besluit voor zover gestemd werd over een niet schriftelijk vastgelegd voorstel. Wordt echter onmiddellijk na het uitspreken van dat oordeel de juistheid daarvan betwist, dan vindt een nieuwe stemming plaats wanneer de meerderheid van de ter vergadering aanwezige stemgerechtigden, of indien de oorspronkelijke stemming niet hoofdelijk of schriftelijk geschiedde, een ter vergadering aanwezige stemgerechtigde dit verlangt. Door deze nieuwe stemming vervallen de rechtsgevolgen van de oorspronkelijke stemming.

Artikel 32. Besluitvorming buiten vergadering.

32.1 De aandeelhouders kunnen besluiten van de algemene vergadering in plaats van in een vergadering schriftelijk nemen, mits met algemene stemmen van alle stemgerechtigde aandeelhouders. Het bepaalde in artikel 27.4 is van overeenkomstige toepassing. Besluitvorming buiten vergadering is echter niet mogelijk indien er naast aandeelhouders nog andere personen met vergaderrechten zijn.

32.2 Iedere stemgerechtigde aandeelhouder is verplicht er voor zorg te dragen dat de aldus genomen besluiten zo spoedig mogelijk schriftelijk ter kennis van het bestuur worden gebracht. Het bestuur maakt van de genomen besluiten aantekening en voegt deze aantekeningen bij de aantekeningen bedoeld in artikel 29.2.

Artikel 33. Oproepingen en kennisgevingen.

33.1 De oproeping tot een algemene vergadering geschiedt schriftelijk aan de adressen van de aandeelhouders en alle andere personen met vergaderrechten, zoals deze zijn vermeld in het register van aandeelhouders. Echter, indien een aandeelhouder of een andere persoon met vergaderrechten aan de vennootschap een ander adres heeft opgegeven voor het ontvangen van de oproeping, kan de oproeping ook aan dat andere adres worden gedaan.

33.2 Het bepaalde in artikel 33.1 is van overeenkomstige toepassing op mededelingen die volgens de wet of deze statuten aan de algemene vergadering moeten worden gericht, alsmede op andere aankondigingen, bekendmakingen, mededelingen en kennisgevingen aan aandeelhouders en andere personen met vergaderrechten.

HOOFDSTUK 8. STATUTENWIJZIGING, ONTBINDING EN VEREFFENING.

Artikel 34. Statutenwijziging.

De algemene vergadering is bevoegd deze statuten te wijzigen. Wanneer aan de algemene vergadering een voorstel tot statutenwijziging zal worden gedaan, moet zulks steeds bij de oproeping tot de algemene vergadering worden vermeld. Tegelijkertijd moet een afschrift van het voorstel, waarin de voorgedragen wijziging woordelijk is opgenomen, ten kantore van de vennootschap ter inzage worden gelegd voor de aandeelhouders en andere personen met vergaderrechten tot de afloop van de vergadering.

Artikel 35. Ontbinding en vereffening.

35.1 De vennootschap kan worden ontbonden door een daartoe strekkend besluit van de algemene vergadering. Wanneer aan de algemene vergadering een voorstel tot ontbinding van de vennootschap zal worden gedaan, moet dat bij de oproeping tot de algemene vergadering worden vermeld.

35.2 In geval van ontbinding van de vennootschap krachtens besluit van de algemene vergadering worden de bestuurders vereffenaars van het vermogen van de ontbonden vennootschap, tenzij de algemene vergadering besluit één of meer andere personen tot vereffenaar te benoemen.

35.3 Gedurende de vereffening blijven de bepalingen van deze statuten zo veel mogelijk van kracht.

35.4 Hetgeen na voldoening van de schulden van de ontbonden vennootschap is overgebleven, wordt overgedragen aan de aandeelhouders, naar evenredigheid van het gezamenlijke nominale bedrag van ieders aandelen.

35.5 Op de vereffening zijn voorts van toepassing de desbetreffende bepalingen van Boek 2, Titel 1, van het Burgerlijk Wetboek.

Slot

De verschijnende persoon is mij, Notaris, bekend.

WAARVAN AKTE,

verleden te Amsterdam op de datum in het hoofd van deze akte vermeld. De inhoud van de akte is aan de verschijnende persoon opgegeven en toegelicht. De verschijnende persoon heeft verklaard op volledige voorlezing van de akte geen prijs te stellen, tijdig voor het verlijden van de inhoud van deze akte te hebben kennis genomen en met de inhoud in te stemmen. Deze akte is beperkt voorgelezen en onmiddellijk daarna ondertekend, eerst door de verschijnende persoon en vervolgens door mij, Notaris.

(Volgt ondertekening)

UITGEGEVEN VOOR AFSCHRIFT

Mr. G.J. VAN RIJTHOVEN * NOTARIS TE AMSTERDAM *

GJVR/STWA/1001035652

NORTON ROSE FULBRIGHT

Norton Rose Fulbright LLP
Advocaten, Notarissen & Solicitors
24th floor Rembrandt Tower
Amstelplein 1 1096 HA Amsterdam
PO Box 94142 1090 GC Amsterdam
The Netherlands

The undersigned:

Geert-Jan van Rijthoven, a civil law notary in Amsterdam, declares that the attached document is a fair English translation of the deed of amendment to the articles of association of the private company with limited liability: **EUROPEAN CENTRAL COUNTERPARTY N.V.**, having its corporate seat in Amsterdam, executed on the first day of July two thousand and twenty.

In this translation an attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitably, differences may occur in translation, and if so the Dutch text will govern by law.

Mr. G.J. VAN RIJTHOVEN NOTARIS TE AMSTERDAM

NORTON ROSE FULBRIGHT

Norton Rose Fulbright LLP
Advocaten, Notarissen & Solicitors
Rembrandt Toren 24e verdieping
Amstelplein 1 1096 HA Amsterdam
Nederland

AMENDMENT TO THE ARTICLES OF ASSOCIATION

European Central Counterparty N.V.

On this day, the first day of July, two thousand and twenty, appeared before me, Geert-Jan van Rijthoven, civil law notary in Amsterdam (the **Notary**):
Nick Franciscus Annemarie Hauzer, born in Venlo, on the twenty-sixth day of October nineteen hundred and ninety, for these purposes electing as his domicile the office of the Notary (1096 HA Amsterdam, Amstelplein 1, twenty-fourth floor).
The appearing person declared as follows:
the articles of association of European Central Counterparty N.V., a public company (*naamloze vennootschap),* having its corporate seat at Amsterdam, with address Strawinskylaan 1847, Tower I, Level 3, 1077 XX Amsterdam, the Netherlands, registered with the trade register of the Chamber of Commerce under number 34268194 (the **Company**) were most recently amended by notarial deed executed before J.J.C.A. Leemrijse, a civil law notary in Amsterdam, the Netherlands on the fifteenth day of December two thousand and sixteen.
On the first day of July two thousand and twenty the general meeting of the Company has *inter alia* resolved to amend the Company's articles of association and to authorize the appearing person to execute and sign the deed of amendment to the Company's articles of association.
These resolutions are evidenced by a written resolution, [a copy of] which will be attached to this deed.
In order to execute the resolution to amend the Company's articles of association, the appearing person, acting as afore-mentioned, subsequently declared to amend the Company's articles of association in such a manner that the Company's articles of association shall be governed by the following readopted:

ARTICLES OF ASSOCIATION:

CHAPTER 1. DEFINITIONS AND CONSTRUCTION.

Artikel 1. Definitions and Construction.

1.1 In these Articles of Association, the following terms have the following meanings:

Share means a share in the capital of the Company.

Shareholder means a holder of one or more Shares.

General Meeting or **General Meeting of Shareholders** means the body of the Company consisting of the person or persons holding the voting rights attached to Shares, as a Shareholder or otherwise, or (as the case may be) a meeting of such persons (or their representatives) and other persons holding Meeting Rights.

Managing Director means a member of the Management Board.

Management Board means the management board of the Company.

Supervisory Director means a member of the Supervisory Board.

Supervisory Board means the supervisory board of the Company.

Company means the company the internal organisation of which is governed by these Articles of Association.

Meeting Rights means the right to attend General Meetings of Shareholders and to speak at such meetings, as a Shareholder or as a person to whom these rights have been attributed in accordance with Article 9.

1.2 A message **in writing** means a message transmitted by letter, by telecopier, by e-mail or by any other means of electronic communication provided the relevant message or document is legible and reproducible, and the term **written** is to be construed accordingly.

1.3 The Management Board, the Supervisory Board and the General Meeting each constitute a distinct body of the Company.

1.4 References to **Articles** refer to articles which are part of these Articles of Association, except where expressly indicated otherwise.

1.5 Unless the context otherwise requires, words and expressions contained and not otherwise defined in these Articles of Association bear the same meaning as in the

Dutch Civil Code. References in these Articles of Association to the law are references to provisions of Dutch law as it reads from time to time.

CHAPTER 2. NAME, OFFICIAL SEAT AND OBJECTS.

Artikel 2. Name and Official Seat.

2.1 The Company's name is: **European Central Counterparty N.V.**

2.2 The official seat of the Company is in Amsterdam.

Artikel 3. Objects.

The objects of the Company are:

(a) to act as central counterparty of participants with respect to their transactions in financial instruments and money, including taking care of the settlement of transactions in financial instruments and money, or the settlement of outstanding posts resulting from transactions in financial instruments and money;

(b) to perform activities aimed at covering financial risks connected with the settlement of transactions in financial instruments,

and to do all that is connected therewith or may be conducive thereto, all to be interpreted in the broadest sense.

CHAPTER 3. CAPITAL AND SHARES.

Artikel 4. Authorised Capital. Qualification Criteria.

4.1 The authorised capital of the Company is fifteen million euro (EUR 15,000,000).

4.2 The authorised capital of the Company is divided into fifteen thousand (15,000) Shares with a nominal value of one thousand euro (EUR 1,000) each.

4.3 All Shares are registered. No share certificates will be issued.

Artikel 5. Register of Shareholders.

5.1 The Management Board must keep a register of Shareholders in which the names and addresses of all Shareholders are recorded. In the register of Shareholders, the names and addresses of all other persons holding Meeting Rights must also be recorded, as well as the names and addresses of all holders of a right of pledge or usufruct in respect of Shares not holding Meeting Rights.

5.2 Section 2:85 of the Dutch Civil Code applies to the register of Shareholders.

Artikel 6. Issuance of Shares.

6.1 Shares may be issued pursuant to a resolution of the General Meeting or of another body of the Company designated for that purpose by a resolution of the General Meeting for a fixed period, not exceeding five years. On such designation the number of Shares which may be issued must be specified. The designation may be extended, from time to time, for a period not exceeding five years. Unless the designation provides otherwise, it may not be withdrawn.

6.2 A resolution to issue Shares must stipulate the issue price and the other conditions of issue.

6.3 The provisions of Articles 6.1 and 6.2 apply by analogy to the granting of rights to subscribe for Shares, but do not apply to the issuance of Shares to a person exercising a right to subscribe for Shares previously granted.

6.4 The issue of a Share furthermore requires a notarial deed, to be executed for that purpose before a civil law notary registered in the Netherlands, to which deed those involved in the issuance must be parties.

6.5 Section 2:96a of the Dutch Civil Code with respect to the rights of pre-emption applies to the issuance of Shares.

6.6 Upon subscription of each Share, the full nominal value thereof must be paid up, and, in addition, if the Share is issued at a higher amount, the difference between such amounts.

6.7 The Management Board is authorised to perform legal acts relating to non-cash contributions on Shares and other legal acts mentioned in Section 2:94 of the Dutch Civil Code, without prior approval of the General Meeting.

Artikel 7. Own Shares; Reduction of the Issued Capital.

7.1 The Company and its subsidiaries *(dochtermaatschappijen)* may acquire fully paid-up Shares or depositary receipts thereof, with due observance of the relevant statutory provisions.

7.2 The Company and its subsidiaries *(dochtermaatschappijen)* may grant loans with a view to a subscription for or an acquisition of Shares or depositary receipts thereof, with due observance of the relevant statutory provisions.

7.3 The Company may not give security, guarantee the price, or in any other way answer to or bind itself either severally or jointly for or on behalf of third parties, with a view to a subscription for or an acquisition of Shares or depositary receipts thereof by others. This prohibition also applies to subsidiaries *(dochtermaatschappijen)*.

7.4 The prohibition of Article 7.3 will not apply to Shares or depositary receipts thereof subscribed or acquired by or for employees of the Company or of a group company *(groepsmaatschappij)*.

7.5 In the General Meeting, no voting rights may be exercised for any Share held by the Company or a subsidiary *(dochtermaatschappij)* thereof, nor for any Share for which the Company or a subsidiary *(dochtermaatschappij)* thereof holds the depositary receipts.

7.6 The General Meeting may resolve to reduce the Company's issued capital in accordance with the relevant statutory provisions.

Artikel 8. Transfer of Shares and Share Transfer Restrictions.

8.1 The transfer of a Share requires a notarial deed, to be executed for that purpose before a civil law notary registered in the Netherlands, to which deed those involved in the transfer must be parties.

8.2 Unless the Company itself is party to the transfer, the rights attributable to the Share can only be exercised after the Company has acknowledged said transfer or said deed has been served upon it, in accordance with the relevant provisions of the law.

Artikel 9. Pledging of Shares and Usufruct in Shares; Depositary Receipts.

9.1 The provisions of Articles 8.1 and 8.2 apply by analogy to the pledging of Shares.

9.2 The voting rights attached to pledged Shares accrue to the Shareholder. However, pursuant to a written agreement between the Shareholder and the pledgee, the voting rights may accrue to the pledgee if such transfer of voting rights has been approved by the General Meeting. The Meeting Rights accrue to the Shareholder, whether holding voting rights or not, and to the pledgee holding voting rights, but will not accrue to the pledgee not holding voting rights.

9.3 The provisions of Articles 8.1 and 8.2 apply by analogy to the creation or transfer of a right of usufruct in Shares. The voting rights attached to Shares encumbered by a right of usufruct accrue to the Shareholder. The Meeting Rights will not accrue to the holder of a right of usufruct.

9.4 The Company will not cooperate in the issuance of depositary receipts for Shares and will not grant Meeting Rights to holders of depositary receipts issued for Shares.

CHAPTER 4. THE MANAGEMENT BOARD.

Artikel 10. Managing Directors.

10.1 The Management Board may consist of two or more Managing Directors. Both individuals and legal entities can be Managing Directors.

10.2 Managing Directors are appointed by the General Meeting.

10.3 Each Managing Director may be suspended or removed by the General Meeting at any time.

10.4 The Company has a policy on the remuneration of the Management Board. Section 2:135 of the Dutch Civil Code applies to this policy.

10.5 The authority to establish remuneration and other conditions of employment for Managing Directors is vested in the General Meeting, with due observance of the policy referred to in Article 10.4.

Artikel 11. Duties, Decision-making Process and Allocation of Duties.

11.1 The Management Board is entrusted with the management of the Company. In the exercise of their duties, the Managing Directors must be guided by the interests of the Company and the business connected with it.

11.2 The Management Board may establish rules regarding its decision-making process and working methods. In this context, the Management Board may also determine the duties for which each Managing Director is particularly responsible. The General Meeting may resolve that such rules and allocation of duties must be put in writing and that such rules and allocation of duties will be subject to its approval.

11.3 Management Board resolutions at all times may be adopted in writing, provided the proposal concerned is submitted to all Managing Directors and none of them objects to this manner of adopting resolutions.

11.4 Meetings of the Management Board are held in the Netherlands.

Artikel 12. Representation.

12.1 The Company is represented by the Management Board. If the Management Board consists of two or more Managing Directors, any two Managing Directors acting jointly shall also be authorised to represent the Company.

12.2 The Management Board may appoint officers with general or limited power to represent the Company. Each officer will be competent to represent the Company, subject to any restrictions imposed on him. The Management Board will determine each officer's title.

12.3 Legal acts of the Company vis-à-vis a holder of all of the Shares, whereby the Company is represented by such Shareholder, must be put in writing. With regard to the foregoing sentence, Shares held by the Company or its subsidiaries *(dochtermaatschappijen)* will not be taken into account. The aforementioned provisions in this Article 12.3 do not apply to legal acts which, under their agreed terms, form part of the normal course of business of the Company.

Artikel 13. Approval of Management Board Resolutions.

13.1 Resolutions of the Management Board entailing a significant change in the identity or character of the Company or its business are subject to the approval of the General Meeting, including in any case:

(a) the transfer of (nearly) the entire business of the Company to a third party;

(b) entering into or breaking off long-term co-operations of the Company or a subsidiary *(dochtermaatschappij)* with another legal entity or company or as fully liable partner in a limited partnership or general partnership, if this co-operation or termination is of major significance for the Company;

(c) acquiring or disposing of participating interests in the capital of a company of at least one third of the sum of the assets of the Company as shown on its balance sheet plus explanatory notes or, if the Company prepares a consolidated balance sheet, its consolidated balance sheet plus explanatory notes according to the last adopted annual accounts of the Company, by the Company or a subsidiary *(dochtermaatschappij)*.

13.2 The General Meeting and/or the Supervisory Board are also authorised to subject (other) Management Board resolutions to its approval. The Management Board is to be notified in writing of such resolutions, which is to be clearly specified.

13.3 The absence of approval by the General Meeting of a resolution as referred to in Article 13.1 or 13.2, or of the Supervisory Board of a resolution as referred to in Article 13.2 will not affect the authority of the Management Board or the Managing Directors to represent the Company.

Artikel 14. Conflicts of Interest.

14.1 A Managing Director having a conflict of interests as referred to in Article 14.2 or an interest which may have the appearance of such a conflict of interests (both a **(potential) conflict of interests**) must declare the nature and extent of that interest to the other Managing Directors and the Supervisory Board.

14.2 A Managing Director may not participate in deliberating or decision-making within the Management Board, if with respect to the matter concerned he has a direct or indirect personal interest that conflicts with the interests of the Company and the business connected with it.

14.3 A conflict of interests as referred to in Article 14.2 only exists if in the situation at hand the Managing Director must be deemed to be unable to serve the interests of the Company and the business connected with it with the required level of integrity and objectivity. If a transaction is proposed in which apart from the Company also an affiliate of the Company has an interest, then the mere fact that a Managing Director holds any office or other function with the affiliate concerned or another affiliate, whether or not it is remunerated, does not mean that a conflict of interests as referred to in Article 14.2 exists.

14.4 The Managing Director who in connection with a (potential) conflict of interests does not exercise certain duties and powers will insofar be regarded as a Managing Director who is unable to perform his duties *(belet)*.

14.5 A (potential) conflict of interests does not affect the authority concerning representation of the Company set forth in Article 12.1. The Supervisory Board may determine that, in addition, one or more persons will be authorised pursuant to this Article 14.5 to represent the Company in matters in which a (potential) conflict of interests exists between the Company and one or more Managing Directors.

Artikel 15. Vacancy or Inability to Act.

15.1 If a seat on the Management Board is vacant *(ontstentenis)* or a Managing Director is unable to perform his duties *(belet)*, the remaining Managing Directors will be temporarily entrusted with the management of the Company, provided that at least two Managing Directors are in office and able to perform their duties.

15.2 If all seats on the Management Board are vacant or all Managing Directors are unable to perform their duties, or if less than two Managing Directors are in office and able to perform their duties, the management of the Company will be temporarily entrusted to the Supervisory Board, with the authority to temporarily entrust the management of the Company to one or more Supervisory Directors and/or one or more other persons.

15.3 When determining to which extent Managing Directors are present or represented, consent to a manner of adopting resolutions, or vote, no account will be taken of vacant board seats and Managing Directors who are unable to perform their duties.

CHAPTER 5. THE SUPERVISORY BOARD.

Artikel 16. Supervisory Directors.

16.1 The Company has a Supervisory Board consisting of a maximum of eight (8) Supervisory Directors. Only individuals may be Supervisory Directors.

16.2 Supervisory Directors are appointed by the General Meeting. A Supervisory Director will be appointed for an indefinite period of time, unless provided otherwise in the resolution to appoint the Supervisory Director concerned. The General Meeting may determine that Supervisory Directors retire periodically in accordance with a rotation plan to be drawn up by the Supervisory Board.

16.3 A maximum of three (3) Supervisory Directors are appointed by the General Meeting at the nomination of the Nomination Committee. Each Supervisory Director appointed on the basis of this Article 16.3 is referred to as an Independent Supervisory Director.

16.4 The nomination with respect to a vacant seat consists of a list of one or more candidates and is binding. In the event two or more candidates are nominated, the appointment in the vacant seat concerned shall be effected through election from the persons placed on the binding list of candidates. The General Meeting may at any time, by resolution passed with a majority of at least two-thirds of the votes cast representing more than one-half of the Company's issued capital, resolve that such list shall not be binding. If the nomination presents one candidate for a vacant seat, a decision on the nomination means that the candidate is appointed, unless the binding nature of the nomination is withdrawn by the General Meeting.

16.5 At a General Meeting of Shareholders, votes in respect of the appointment of a Supervisory Director, can only be cast for candidates whose names have been put forward in the agenda of the meeting.

16.6 When a proposal or recommendation for appointment of a person as a Supervisory Director is made, the following particulars must be stated: his age, his profession, the number of Shares he holds and the positions he holds or has held, insofar as these are relevant for the performance of the duties of a Supervisory Director. Furthermore, the names of the legal entities of which he is already a supervisory director must be indicated; if those include legal entities which belong to the same group, a reference to that group will be sufficient. The proposal or recommendation must state the reasons on which it is based.

16.7 Each Supervisory Director may be suspended or removed by the General Meeting at any time.

Artikel 17. Duties and Powers.

17.1 It is the duty of the Supervisory Board to supervise the management of the Management Board and the general course of affairs of the Company and the business connected with it. The Supervisory Board will assist the Management

Board by giving advice. In the exercise of their duties, the Supervisory Directors must be guided by the interests of the Company and the business connected with it.

17.2 The Management Board must supply the Supervisory Board in due time with the information required for the exercise of its duties.

17.3 At least once a year, the Management Board must provide the Supervisory Board with a written outline of the strategic policy, the general and financial risks and the Company's management and control system.

17.4 The Supervisory Board may request assistance from experts. The costs of such assistance will be for the account of the Company.

17.5 The Supervisory Board may decide that one or more Supervisory Directors and/or experts have access to the office and the other buildings and premises of the Company and that such persons are authorised to inspect the books and records of the Company.

17.6 The Supervisory Board may establish rules regarding its decision-making process and working methods, in addition to the relevant provisions of these Articles of Association.

Artikel 18. Chairperson and Secretary.

18.1 Notwithstanding the provisions of Article 16.1 and 16.2, the General Meeting shall appoint a chairperson of the Supervisory Board and his deputy in office.

18.2 The Supervisory Board will appoint a secretary of the Supervisory Board, from among its members or not, and make arrangements for his substitution in case of absence.

18.3 The foregoing provisions of this Article 18 need not be complied with if only one Supervisory Director is in office.

Artikel 19. Meetings.

19.1 The Supervisory Board meets whenever a Supervisory Director or the Management Board deems necessary, but at least four times a year.

19.2 A Supervisory Director may be represented at a meeting by another Supervisory Director authorised in writing. Any member of the Supervisory Board may hold a power of attorney for only one other member of the Supervisory Board.

19.3 The meetings of the Supervisory Board are presided over by its chairperson or his deputy. In their absence, the chairperson of the meeting is appointed by a majority of the votes cast by the Supervisory Directors present at the meeting.

19.4 The chairperson of the meeting appoints a secretary for the meeting.

19.5 The secretary of a meeting of the Supervisory Board must keep minutes of the proceedings at the meeting. The minutes must be adopted by the Supervisory Board, in the same meeting or the next. Evidencing their adoption, the minutes must be signed by the chairperson or the secretary of the meeting in which the minutes are adopted.

19.6 The Supervisory Board meets with the Management Board as often as the Supervisory Board or the Management Board deems necessary.

19.7 Meetings of the Supervisory Board are held in the Netherlands.

Artikel 20. Decision-making Process.

20.1 When making Supervisory Board resolutions, each Supervisory Director may cast one vote.

20.2 All resolutions of the Supervisory Board will be adopted by a majority of the votes cast, provided that the majority of its members, among which at least one (1) Independent Supervisory Director, are present or represented during such meeting.

20.3 If there is a tie in voting, the chairperson of the meeting shall have a decisive vote, unless the law or these Articles of Association provide otherwise.

20.4 The Supervisory Board shall hold joint meetings with the Management Board as often as the Supervisory Board or the Management Board deems necessary.

20.5 Supervisory Board resolutions may also be adopted in a manner other than at a meeting, in writing or otherwise, provided the proposal concerned is submitted to all Supervisory Directors and none of them objects to the relevant manner of adopting resolutions. A report must be prepared by the secretary of the Supervisory Board on a resolution adopted other than at a meeting which is not adopted in writing, and such report must be signed by the chairperson and the secretary of the Supervisory

Board. Adoption of resolutions in writing is effected by written statements from all Supervisory Directors.

20.6 A Supervisory Director having a (potential) conflict of interests must declare the nature and extent of that interest to the Management Board and the other Supervisory Directors. If the (potential) conflict of interests concerns all Supervisory Directors, this declaration must be made to the General Meeting as well. Otherwise, the provisions of Articles 14.1 through 14.4 apply by analogy.

Artikel 21. Committees.

21.1 The Supervisory Board may, without prejudice to its responsibilities, establish one or more committees from among its members, which will have the responsibilities specified by the Supervisory Board.

21.2 The General Meeting of Shareholders may grant additional compensation to the members of the committee(s) for their service on the committee(s).

Artikel 22. Vacancy or Inability to Act.

22.1 If a seat on the Supervisory Board is vacant or a Supervisory Director is unable to perform his duties, the remaining Supervisory Directors or Supervisory Director will be temporarily entrusted with the duties and powers of the Supervisory Board.

22.2 If all Seats on the Supervisory Board are vacant or all Supervisory Directors are unable to perform their duties, The General Meeting will determine to what extent and in which manner the duties and powers of the Supervisory Board are to be taken over temporarily.

22.3 The provision of Article 15.3 applies by analogy.

CHAPTER 6. ANNUAL ACCOUNTS AND DISTRIBUTIONS.

Artikel 23. Financial Year and Annual Accounts.

23.1 The Company's financial year is the calendar year.

23.2 Annually, not later than five months after the end of the financial year, save where this period is extended by the General Meeting by not more than five months by reason of special circumstances, the Management Board must prepare annual accounts, and must deposit the same for inspection by the Shareholders and other persons holding Meeting Rights at the Company's office.

23.3 Within the same period, the Management Board must also deposit the report of the Management Board for inspection by the Shareholders and other persons Meeting Rights, unless the Company is not obliged thereto pursuant to Section 2:396 or Section 2:403 of the Dutch Civil Code.

23.4 The annual accounts must be signed by the Managing Directors and the Supervisory Directors. If the signature of one or more of them is missing, this must be stated and reasons for this omission must be given.

23.5 Annually, the Supervisory Board will prepare a report, which will be enclosed with the annual accounts and the report of the Management Board. The provisions of Article 23.3 apply by analogy.

23.6 The Company may, and if the law so requires must, appoint an accountant to audit the annual accounts. Such appointment must be made by the General Meeting.

23.7 The annual accounts must be submitted to the General Meeting for adoption.

23.8 At the General Meeting of Shareholders at which it is resolved to adopt the annual accounts, it will be separately proposed that the Managing Directors on the one hand and the Supervisory Directors on the other be released from liability for their respective duties, insofar as the exercise of such duties is reflected in the annual accounts or otherwise disclosed to the General Meeting prior to the adoption of the annual accounts.

Artikel 24. Profits and Distributions.

24.1 The authority to decide over the allocation of profits determined by the adoption of the annual accounts and to make distributions is vested in the General Meeting, with due observance of the limitations prescribed by law.

24.2 Distributions may be made only up to an amount which does not exceed the amount of the Distributable Equity and, if it concerns an interim distribution, the compliance with this requirement is evidenced by an interim statement of assets and liabilities as referred to in Section 2:105, subsection 4, of the Dutch Civil Code. The Company must deposit the statement of assets and liabilities at the office of the Commercial

Register within eight days after the day on which the resolution to make the distribution is published.

24.3 The authority of the General Meeting to make distributions applies to both distributions at the expense of non-appropriated profits and distributions at the expense of any reserves, and to both distributions on the occasion of the adoption of the annual accounts and interim distributions.

CHAPTER 7. GENERAL MEETING OF SHAREHOLDERS.

Artikel 25. General Meetings of Shareholders.

25.1 The annual General Meeting of Shareholders must be held within six (6) months after the end of the financial year.

25.2 Other General Meetings of Shareholders will be held as often as the Management Board or the Supervisory Board deems necessary.

25.3 Shareholders and/or other persons holding Meeting Rights representing in the aggregate at least one-tenth of the Company's issued capital may request the Management Board or the Supervisory Board to convene a General Meeting of Shareholders, stating specifically the business to be discussed. If the Management Board or the Supervisory Board has not given proper and timely notice of a General Meeting of Shareholders such that the meeting can be held within six weeks after receipt of the request, the applicants will be authorised to convene a meeting themselves.

25.4 Within three months of it becoming apparent to the Management Board that the equity of the Company has decreased to an amount equal to or lower than half of the paid-up part of the capital, a General Meeting of Shareholders will be held to discuss any requisite measures.

Artikel 26. Notice, Agenda and Venue of Meetings.

26.1 Notice of General Meetings of Shareholders will be given by the Management Board or the Supervisory Board, without prejudice to the provisions of Article 25.3.

26.2 Notice of the meeting must be given no later than on the fifteenth day prior to the day of the meeting, without prejudice to the provision of Article 30.4. The notice is given in accordance with Article 33.1.

26.3 The notice convening the meeting must specify the business to be discussed. Other business not specified in such notice may be announced at a later date, with due observance of the term referred to in Article 26.2.

26.4 Items for which a written request has been submitted by one or more Shareholders and/or other persons holding Meeting Rights, alone or jointly representing at least one per cent of the issued capital, must be included in the notice or announced in the same manner, provided that the Company received the request or proposed resolutions, including the reasons for if, no later than on the sixtieth day before the date of the meeting can be given.

26.5 General Meetings of Shareholders are held in the municipality in which, according to these Articles of Association, the Company has its official seat, or at Schiphol Airport or Rotterdam The Hague Airport. General Meetings of Shareholders may also be held elsewhere, in which case valid resolutions of the General Meeting may only be adopted if all of the Company's issued capital is represented.

Artikel 27. Admittance and Rights at Meetings.

27.1 Each Shareholder, and any other person holding Meeting Rights, is entitled to attend the General Meetings of Shareholders, to address the meeting and, to the extent this right has accrued to him, to exercise his voting rights. They may be represented in a meeting by a proxy authorised in writing.

27.2 The Meeting Rights and voting rights may be exercised using any appropriate means of electronic communication, if that possibility is expressly provided for in the notice of the meeting or accepted by the chairperson of the meeting. The means of electronic communication used must be such that the persons holding Meeting Rights or their representatives can be identified through it to the satisfaction of the chairperson of the meeting. The notice of the meeting may contain further details and the chairperson of the meeting may give further requirements with respect to the permitted means of electronic communication and its use.

27.3 The chairperson of the meeting may determine that each person with voting rights present at a meeting must sign the attendance list. The chairperson of the meeting may also decide that the attendance list must be signed by other persons present at the meeting as well.

27.4 The Managing Directors and the Supervisory Directors have the right to give advice in the General Meetings of Shareholders.

27.5 The chairperson of the meeting decides on the admittance of other persons to the meeting.

Artikel 28. Chairperson and Secretary of the Meeting.

28.1 The General Meetings of Shareholders are presided over by the chairperson of the Supervisory Board. In his absence, the Supervisory Directors present at the meeting will appoint a chairperson for the meeting from among their midst. The Supervisory Board may appoint a different chairperson for a General Meeting of Shareholders.

28.2 If the chairpersonship of a meeting is not provided in accordance with Article 28.1, the chairperson of the meeting will be appointed by a majority of the votes cast by the persons with voting rights present at the meeting.

28.3 The chairperson of the meeting must appoint a secretary for the meeting.

Artikel 29. Minutes; Recording of Shareholders' Resolutions.

29.1 The secretary of a General Meeting of Shareholders must keep minutes of the proceedings at the meeting. The minutes must be adopted by the chairperson and the secretary of the meeting and as evidence thereof must be signed by them.

29.2 The Management Board must keep a record of all resolutions adopted by the General Meeting. If the Management Board is not represented at a meeting, the chairperson of the meeting must ensure that the Management Board is provided with a transcript of the resolutions adopted, as soon as possible after the meeting. The records must be deposited at the Company's office for inspection by the Shareholders. On application, each of them must be provided with a copy of or an extract from the records.

Artikel 30. Adoption of Resolutions in a Meeting.

30.1 Each Share confers the right to cast one vote.

30.2 To the extent that the law or these Articles of Association do not provide otherwise, all resolutions of the General Meeting will be adopted by a simple majority of the votes cast, in meetings in which at least half of the issued capital is present or represented.

30.3 If there is a tie in voting, the proposal will thus be rejected.

30.4 If the formalities for convening and holding of General Meetings of Shareholders, as prescribed by law or these Articles of Association, have not been complied with, valid resolutions of the General Meeting may only be adopted in a meeting, if in such meeting all of the Company's issued capital is represented and such resolution is carried by unanimous vote.

30.5 When determining how many votes are cast by Shareholders, how many Shareholders are present or represented, or what portion of the Company's issued capital is represented, no account will be taken of Shares for which no vote can be cast pursuant to the law.

Artikel 31. Voting.

31.1 All voting must take place orally. The chairperson is, however, entitled to decide that votes be cast by a secret ballot. If it concerns the holding of a vote on persons, anyone present at the meeting with voting rights may demand a vote by a secret ballot. Votes by secret ballot must be cast by means of secret, unsigned ballot papers.

31.2 Blank and invalid votes will not be counted as votes.

31.3 Resolutions may be adopted by acclamation if none of the persons with voting rights present at the meeting objects.

31.4 The chairperson's decision at the meeting on the result of a vote will be final and conclusive. The same applies to the contents of an adopted resolution if a vote is taken on an unwritten proposal. However, if the correctness of such decision is challenged immediately after it is pronounced, a new vote must be taken if either the majority of the persons with voting rights present at the meeting or, where the original vote was not taken by roll call or in writing, any person with voting rights present at the meeting, so demands. The legal consequences of the original vote will be made null and void by the new vote.

Artikel 32. Adoption of Resolutions without holding Meetings.

32.1 Shareholders may adopt resolutions of the General Meeting in writing without holding a meeting, provided they are adopted by the unanimous vote of all Shareholders entitled to vote. The provisions of Article 27.4 apply by analogy. Adoption of resolutions outside of meetings is not permissible if any person other than Shareholders holds Meeting Rights.

32.2 Each Shareholder with voting rights must ensure that the Management Board is informed of the resolutions thus adopted as soon as possible in writing. The Management Board must keep a record of the resolutions adopted and it must add such records to those referred to in Article 29.2.

Artikel 33. Notices and Announcements.

33.1 The notice of a General Meeting must be in writing and sent to the addresses of the Shareholders and all the other persons holding Meeting Rights as shown in the register of Shareholders. However, if a Shareholder or another person holding Meeting Rights has provided the Company with another address for the purpose of receiving such notice, the notice may alternatively be sent to such other address.

33.2 The provisions of Article 33.1 apply by analogy to notifications which pursuant to the law or these Articles of Association must be made to the General Meeting, as well as to other announcements, notices and notifications to Shareholders and other persons holding Meeting Rights.

CHAPTER 8. AMENDMENT OF THE ARTICLES OF ASSOCIATION, DISSOLUTION AND LIQUIDATION.

Artikel 34. Amendment of the Articles of Association.

The General Meeting may resolve to amend these Articles of Association. When a proposal to amend these Articles of Association is to be made to the General Meeting, the notice convening the General Meeting must state so and a copy of the proposal, including the verbatim text thereof, must be deposited and kept available at the Company's office for inspection by the Shareholders and other persons holding Meeting Rights, until the conclusion of the meeting.

Artikel 35. Dissolution and Liquidation.

35.1 The Company may be dissolved pursuant to a resolution to that effect by the General Meeting. When a proposal to dissolve the Company is to be made to the General Meeting, this must be stated in the notice convening the General Meeting.

35.2 If the Company is dissolved pursuant to a resolution of the General Meeting, the Managing Directors become the liquidators of the dissolved Company's property, unless the General Meeting resolves to appoint one or more other persons as liquidator.

35.3 During liquidation, the provisions of these Articles of Association remain in force to the extent possible.

35.4 The balance remaining after payment of the debts of the dissolved Company must be transferred to the Shareholders in proportion to the aggregate nominal value of the Shares held by each.

35.5 In addition, the liquidation is subject to the relevant provisions of Book 2, Title 1, of the Dutch Civil Code.

Close.

The person appearing is known to me, civil law notary.

This deed was executed in Amsterdam, the Netherlands, on the date first above written. Before reading out, a concise summary and an explanation of the contents of this deed were given to the person appearing. The person appearing then declared that he had taken note of and agreed to the contents of this deed and did not want the complete deed to be read to him. Thereupon, after limited reading, this deed was signed by the person appearing and by me, civil law notary.